





ATLAS

Thomas Querton

Co-Founder, CEO of atlasGO

San Francisco Bay Area

Connect | Message | More...

atlasGO

See contact info

500+ connections

My mission is to develop a global community of sweaty change-makers that engage with local non-profits, corporations & with one another to accelerate change. Act local run global 💦 Send me a message to connect 📩 We are hiring: www.atlasrun.com/jobs

Articles & activity

2,307 followers

atlasGO: The Community of Sweaty Changemakers 💦

Thomas Querton
Published on LinkedIn

atlasGO is the global community of sweaty changemakers where fitness meets purpose. It's an app that allows you to walk, run and bike for a good cause. Corporations sponsor yoı ...see more

100 Likes • 8 Comments

Like Comment Share

Hey!! I work at atlasGO. We are a startup based in the bay. Send a P...
Thomas commented
2 Likes

Hello Friends, We are rebranding "Atlas Run" to "atlasGO"! Read...
Thomas shared this
100 Likes • 8 Comments

Thanks buddy! Proud to grow with you 🌱
Thomas commented

See all articles

See all activity

Experience

atlas GO

Co-founder, CEO
atlasGO
Jun 2016 – Present · 2 yrs 4 mos
San Francisco Bay Area
atlasGO is a Global Community of #SweatyChangemakers 📲
Every Mile/Km you run, walk or bike on atlasGO raises funds for a non-profit partner! Choose a cause. Get moving. Share. Repeat! Get fit while raising funds for your favorite causes.
Challenge, follow and meet people who share your passion for sports. Now you can share a purpose as well! 💦
#WhatMakesYouGO
👉 www.atlasgo.org

Life's a pitch

FABA Startup of the year 2017

 **Member, Board of Directors**

4Wings Foundation

Dec 2014 – Present · 3 yrs 10 mos

Foundation 4 Wings is a family foundation that aims through a social entrepreneur scheme to alleviate precarity in Belgium. Our focus today is education, housing and coding. I am part of the innovation cell. 💡

 **Investor**

Inside.com

Aug 2018 – Present · 2 mos

San Francisco Bay Area

 **Co-Founder**

Everbee

Jan 2014 – May 2016 · 2 yrs 5 mos

Custom clothing company Everbee focuses on selling hoodies, jackets and onesies for schools and universities.

In 2014, during the craze that provided the Belgian national team Everbee released a special product: The "Belgium Onesie"... See more

 **Internship**

Lhoist

Oct 2013 – Nov 2013 · 2 mos

Dallas/Fort Worth Area

Leading global producer of lime and dolomite. Training internship that consisted of immersive experiences in the accounting and finance department, in the new business development and in production on-site (quarries and plants).

Education

 **Campbellsville University**

Master's degree, Science in Information Technology Management

2018 – 2020

 **Hult International Business School**

Master's degree, Social Entrepreneurship

2015 – 2016



Galatasaray Üniversitesi

Galatasaray Üniversitesi
Erasmus, Economics and Management
2015 – 2015

Show 3 more education

Volunteer Experience

Free The Children

Children helping children
Free The Children
Jan 2005 – Dec 2007 • 3 yrs
Children

With a few friends we sponsored for the scholarship of two indian children with the money we raised together.

Equipes Saint Michel asbl

Accompagnant
Equipes Saint Michel asbl
Aug 2012 – Aug 2012 • 1 mo

Accompagnement de personnes en situation de handicap durant un séjour à Lourdes d'une semaine.

Yunus Social Business

International Guest
Yunus Social Business
Jul 2015 – Jul 2015 • 1 mo
Economic Empowerment

I had the privilege to join the YSB delegation expanding social business in Uganda. I had the opportunity to meet the social business entrepreneurs there and join an exclusive conference on Social Business in Uganda. The trip was led by Nobel Peace Prize Laureate Prof. Muhammad Yunus and a team of global and local YSB experts.

Skills & Endorsements

Leadership · 26
Brice Berdah and 25 connections have given endorsements for this skill

Social Business · 24
Brice Berdah and 23 connections have given endorsements for this skill

Public Speaking · 20
Brice Berdah and 19 connections have given endorsements for this skill

Show more

